UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   O'Hearn, Patrick A.
   10169 North Blaney Avenue
   Cupertino, CA  95014
2. Date of Event Requiring Statement (Month/Day/Year)
   06/13/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP/GM Communications Prod Div

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
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1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right   (1)       04/30/07  Common Stock                 29,110     $9.1875    D
to buy)
Non-Qualified Stock Option      (2)       04/30/07  Common Stock                 5,890      $9.1875    D
(right to buy)
Incentive Stock Option (right    05/07/01 05/07/07  Common Stock                 8,790      $10.0000   D
to buy)
Non-Qualified Stock Option      (3)       05/07/07  Common Stock                 56,210     $10.0000   D
(right to buy)
Non-Qualified Stock Option       05/20/98 05/20/07  Common Stock                 5,000      $10.5000   D
(right to buy)

Explanation of Responses:

(1)
9,330 shares are exercisable on 4/30/98 and the balance vest monthly thru 1/06/01.
(2)
1,606 shares are exercisable on 4/30/98 and the balance vests monthly thru 12/6/98.
(3)
16,250 shares vest on each of 5/7/98, 5/7/99 and 5/7/00 and 7,460 shares vest on 5/7/01.

SIGNATURE OF REPORTING PERSON
/S/ PATRICK A. OHEARN
DATE 06/18/97